NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

SEC MAIL RECEIVED PROCESSING
APR 18 2007
WASH. D.C. 186 SECTION

07022766

April 11, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated April 11, 2007

Please find enclosed 3 copies of the news release listed above.

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

for Q. MacAulay
BARBARA O'NEILL

dlw 4/23

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **APRIL 11, 2007**

News Release: 07-04 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**
inquiries@manson.ca

Manson Creek Resources Exploration Update

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update for the CR copper – molybdenum project, located near Houston, British Columbia.

In advance of the upcoming diamond drill program, snow clearing of existing drill roads is now complete. Construction of additional drill roads and pads will begin this week with the diamond drill program scheduled to commence in late April.

Background

The 2007 drill program will entail 2,000 meters (m) of NQ core drilling that will test the mineralized porphyry to extend it along strike and to depth. The CR porphyry is oriented east – west with a currently defined strike length of 975 m and widths of 100 – 180 m, it is open along strike and depth. Hy-Tech Drilling Ltd. has been contracted to complete the diamond drill program.

The CR copper – molybdenum project is located 17 kilometers south of Houston, British Columbia along an all weather forestry service road that also provides access to the Huckleberry copper – molybdenum mine located 80 kilometers to the south. The Huckleberry mine is currently operating with probable reserves of 21,913,000 tonnes of 0.400% copper and 0.007% molybdenum (Imperial Metals AIF, March 30, 2007).

Work to date by Manson Creek includes the initial drilling in 2005 and follow up ground geophysical surveys, Induced Polarization (IP), in 2006. The 1,580 m drill program in 2005 successfully expanded the known porphyry by over 250 m with the discovery of the West Zone. The last two holes of the program ended in mineralized porphyry hosting molybdenum rich stockworks. The zones of molybdenum rich stockworks include; 3.9 m of 0.086% molybdenum, 0.15% copper and 0.90 g/t silver and 14.1 m of 0.052% molybdenum, 0.17% copper and 0.96 g/t silver. A number of significant copper rich intervals were encountered including 63.58 m of 0.51% copper, 0.016% molybdenum, and 2.49 g/t silver.

The Qualified Person responsible for the design and implementation of the Field Program as well as the [redacted]